1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
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CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.	Chicago Dubai Düsseldorf Frankfurt Hamburg	Paris Riyadh San Diego San Francisco Seoul
	Hong Kong	Shanghai
May 14, 2021	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR	FOIA Confidential Treatment Requested
by WalkMe Ltd.
U.S. Securities and Exchange Commission	Under 17 C.F.R. § 200.83
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Attention:	Jan Woo

Mitchell Austin

Rebekah Lindsey

Christine Dietz

Re:	WalkMe Ltd.

Registration Statement on Form F-1

Originally Submitted on March 22, 2021

CIK No. 0001847584

Ladies and Gentlemen:

On behalf of WalkMe Ltd. (the “Company”), and in connection with the above-referenced Registration Statement on Form F-1 originally confidentially submitted by the Company to the Securities and Exchange Commission (the “Commission”) on March 22, 2021 (such registration statement, including in the form to be publicly filed with the Commission after the date of this letter, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to (i) supplement the Company’s prior response to comment number 11 in the Staff’s letter to the Company dated April 15, 2021 (“Comment 11”), which related to the determination of the fair values of the Company’s ordinary shares (the “Ordinary Shares”) used to value the share-based compensation awards granted by the Company since January 1, 2020, which prior response was submitted to the Staff on April 23, 2021 (the “April 23rd Letter”), and (ii) to provide certain supplemental information to enable the Staff to complete its review of the Company’s pricing and fair value determinations with respect to the Company’s share-based compensation awards.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD.

May 14, 2021

For ease of reference, Comment 11 is repeated below in bold/italics. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

11. Please provide us with a breakdown of all share-based compensation awards granted in fiscal 2020 and 2021, including the fair value of the ordinary shares used to value each award. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

Preliminary Price Range

The Company respectfully advises the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed initial public offering (the “IPO”) of between $[***] and $[***] per share (the “Preliminary Price Range”). The share numbers and prices set forth in this letter, including the Preliminary Price Range, do not reflect any share split the Company may determine to effect in connection with the IPO (which share split, if effected, will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus) and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined, in part, based on current market conditions and the formal input received from Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., the lead underwriters of the IPO (the “Lead Underwriters”), including in discussions that took place on May 12, 2021 among senior management of the Company and representatives of the Lead Underwriters. The Preliminary Price Range does not take into account the current lack of liquidity for the Ordinary Shares and assumes a successful IPO in [***] of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2021 (which date, the Company confirms, will be at least 15 days following the public filing of the Registration Statement).

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -2

May 14, 2021

Fair Value Determinations

The estimate of the fair value per share of the Company’s Ordinary Shares has been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account ordinary share valuation reports (the “Valuation Reports”) from the Company’s independent, third-party valuation firm, among other factors. The analyses in the Valuation Reports were prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuations of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Guide”).

For financial reporting purposes and as further described below and in the April 23rd Letter, the Company assessed the fair value of the Ordinary Shares used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed share-based compensation by linearly interpolating on a daily basis the increase between the values suggested by the Valuation Reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of the Ordinary Shares because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date, the Company made a determination of enterprise value using either the market approach or a combination of the market and income approaches. In deriving equity value or enterprise value using the market approach, the Company used the transaction price from the sale of the Company’s Series F preferred shares and the Guideline Company method. The Guideline Company method derives market valuation multiples from the share prices of comparable publicly traded companies. In deriving enterprise value using the income approach, the Company discounted an estimate of its next five years of cash flows and included a terminal value at the end of year five.

After determining enterprise value, the Company utilized a combination of the option pricing method (the “OPM”) and the probability-weighted expected return method (“PWERM”) to allocate the equity value of the Company to the various classes and series of the Company’s share capital. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the equity value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO or sale of the Company, as well as the probability of remaining a private company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

In determining the estimated fair value of the Company’s Ordinary Shares as of each grant date, the Board also considered that the Ordinary Shares are not currently freely tradable in the public markets. Therefore, the estimated fair value of the Ordinary Shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based upon the anticipated likelihood and timing of a future liquidity event, as well as when the shares would become freely tradeable after the expiration of applicable lock-up periods. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and the Company’s management team.

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -3

May 14, 2021

Share Options Granted During Fiscal 2021

As a supplement to the Company’s prior response to Comment 11, the following table provides a breakdown of options granted by the Company during fiscal year 2021 to date, together with the fair value of the Ordinary Shares used to value each such award. The Company respectfully advises the Staff that a summary of the Company’s option grants during fiscal year 2020 was previously provided to the Staff in the April 23rd Letter.

Grant Date	Number of Options Granted	Exercise Price per Ordinary Share	Fair Value per Ordinary Share
January 10, 2021	712,500	$10.05	$14.89
February 24, 2021	2,339,900	$13.68	$20.35
March 4, 2021	2,035,000	$13.68	$21.33
March 19, 2021	35,000	$13.68	$23.16

The following are the key considerations in determining the value of the Ordinary Shares at each valuation date.

February 2021 Valuation

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s Ordinary Shares as of February 15, 2021 on a minority, non-marketable basis (the “February 2021 Valuation”). There were no material changes from the valuation methodology used by the Company in the December 1, 2020 valuation described by the Company in the April 23rd Letter (the “December 2020 Valuation”) to determine the valuation of its Ordinary Shares as of February 15, 2021. In the IPO scenario, the Company had received investment banker presentations that included potential enterprise values if the Company opted to pursue an IPO. Therefore, the Company modified its IPO scenario to incorporate relevant portions of the investment banker presentation in applying the Guideline Company method.

The marketable Ordinary Share value determined using the OPM was reduced by 20.0% to account for the security’s lack of marketability. The marketable Ordinary Share value determined using the IPO scenario was reduced by 15.0% to account for the security’s lack of liquidity and post-IPO trading restrictions. The Ordinary Share value determined using the OPM, the Ordinary Share value determined using an IPO scenario and the Ordinary Share value implied by the secondary transactions were probability weighted, 30.0% to the value derived by the OPM, 60.0% to the value derived in the IPO scenario and 10.0% to the value implied by potential secondary transactions, and the resulting fair value of each Ordinary Share was $19.25. The increase in price compared to the December 2020 Valuation was due to additional weight being applied to the IPO scenario as the Company determined it was more likely to occur at February 15, 2021 than at December 1, 2020, and increasing the equity value used in the IPO scenario based on the Guideline Company method and the investment banker presentations.

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -4

May 14, 2021

Fair Value Assessment

The Company then used the straight-line methodology described above under “Fair Value Determinations” to assess the fair value of the Ordinary Shares as of the date of each option grant undertaken by the Company during fiscal year 2021. The Company determined such grant date fair value to be $14.89 per share for the options granted on January 10, 2021; $20.35 per share for the options granted on February 24, 2021; $21.33 per share for the options granted on March 4, 2021; and $23.16 per share for the options granted on March 19, 2021.

These grant date fair values are based on a linear interpolation between the fair value estimates as of (x) in the case of the options granted on January 10, 2021, the December 2020 Valuation and the February 2021 Valuation, and (y) in the case of the options granted on February 24, March 4 and March 19, 2021, the February 2021 Valuation and the valuation implied by $[***] per share, the high point of the Preliminary Price Range, reduced by a 15.0% DLOM to account for the Ordinary Shares’ lack of liquidity and post-IPO trading restrictions.

The Company respectfully submits that it believes this use of linear interpolation between valuation dates provides the most reasonable basis for the valuation of the Ordinary Shares because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in the fair value of the Ordinary Shares.

Discussion of Preliminary Price Range and Historical Grant Date Fair Value per Share

As noted above, the anticipated Preliminary Price Range is $[***] to $[***] per share. As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was instead determined based on discussions between senior management of the Company and representatives of the Lead Underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	general conditions in the securities market and recent market prices of, and the demand for, publicly traded equity securities of comparable public companies;

•	the Company’s financial condition and prospects;

•	estimates concerning the business outlook and long-term earnings prospects for the Company and comparable companies in the industry in which the Company operates;

•	valuation data for, and performance of, recent initial public offerings of comparable companies; and

•	feedback received from investors in response to recent presentations made to potential investors by or on behalf of the Company in reliance on Section 5(d) of the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -5

May 14, 2021

Furthermore, unlike the historical valuations discussed above, the Preliminary Price Range does not take into account the current lack of liquidity for the Ordinary Shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third-party.

The Company respectfully submits that the difference between the fair value of its Ordinary Shares as of the applicable grant dates and the Preliminary Price Range is primarily the result of the following factors:

•

Valuation Methodology. The primary reason for the increase in the Preliminary Price Range over the estimated fair values as of the applicable grant dates is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO, and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Board and prescribed by the Practice Guide. Moreover, the quantitative methodologies employed by the Company’s third-party valuation firm include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and DLOM, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analyses.

•

Preferred Share Conversion. The Preliminary Price Range assumes the conversion of the Company’s convertible preferred shares into Ordinary Shares upon the completion of the IPO and the elimination of the rights and preferences enjoyed by the holders of such preferred shares, which results in a higher valuation for purposes of the Preliminary Price Range compared to the historical fair value per share, which included the effect of preferences for the preferred shares in connection with allocations of value in the OPM.

Conclusion

As such, taking into account all of the information set forth above and in the April 23rd Letter, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide. The Company also believes that the fair values determined for the Ordinary Shares underlying each share-based compensation award are appropriate and demonstrate the Company’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Ordinary Shares for financial reporting purposes is appropriate and that it has properly reflected the share-based compensation expense for its historical grants, including those grants made since January 1, 2021 to date.

Additional Option Grants

In addition, the Company advises the Staff that the Company intends to grant additional options to purchase Ordinary Shares after the date of this letter, but prior to the establishment of the Bona Fide Price Range for the IPO. In connection with the Company’s increased likelihood of an IPO, the Company will

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -6

May 14, 2021

assess on a preliminary basis the fair value of the Ordinary Shares for the share option grant dates occurring in the second quarter of 2021 using the high point of the Preliminary Price Range. The final fair value assessment related to the second quarter 2021 share option grants and the actual share-based compensation expense the Company recognizes will be dependent on the final price at which the Company’s Ordinary Shares are sold in the IPO and the finalization of the Company’s financial statements for the year ending December 31, 2021. The impact of these share-based compensation expenses will first be recorded in the Company’s consolidated financial statements for the three months ending June 30, 2021 and, as a result, these share-based compensation expenses will not affect the periods covered by the consolidated financial statements included in the Registration Statement. Furthermore, the share-based compensation expenses the Company expects to recognize in connection with these option grants is not expected to have a material impact on the Company’s consolidated financial statements for the three months ending June 30, 2021.

*    *    *

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -7

May 14, 2021

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	Dan Adika, WalkMe Ltd.

Rafael Sweary, WalkMe Ltd.

Andrew Casey, WalkMe Ltd.

Paul Shinn, WalkMe Ltd.

Tad Freese, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Haleli Barath, BFP & Co.

Noma Floom, BFP & Co.

Shachar Hadar, Meitar | Law Offices

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Chaim Friedland, Gornitzky & Co.

Ari Fried, Gornitzky & Co.

CONFIDENTIAL TREATMENT REQUESTED

BY WALKME LTD. -8